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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE TO
           Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                          (Amendment No. . . . . . .)*

                            High Plains Corporation
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                       (Name of Subject Company (issuer))

                                 Abengoa, S.A.
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                       (Name of Filing Persons (offeror)

                         Common Stock, $0.10 par value
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                         (Title of Class of Securities)

                                   429701105
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                     (CUSIP Number of Class of Securities)

                            Joaquin Coronado Galdos
                      Joaquin Alarcon de la Lastra Romero
                                 Abengoa, S.A.,
                             Avda.de la Buhaira, 2,
                              41018 Sevilla, Spain
                                (3495) 493-7111
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(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                    Copy to:
                             Laura D. Nemeth, Esq.
                        Squire, Sanders & Dempsey L.L.P.
                                4900 Key Center
                               127 Public Square
                             Cleveland, Ohio 44114
                                 (216) 479-8500

                           Calculation of Filing Fee


           Transaction valuation*                          Amount of filing fee**
---------------------------------------------------------------------------------
                $92,491,227.23                                   $18,498.25

--------
* Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of all of the issued and outstanding shares of common stock, par value $.10 per share (the "Shares"), of High Plains Corporation, a Kansas corporation (the "Company"). The transaction value was calculated by multiplying $5.6358, the per Share tender offer price, by 16,411,375, the number of issued and outstanding shares of common stock on November 1, 2001.
** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the Shares proposed to be acquired.

[_]Check the box if any part of the fee is offset as provided by Rule 0-
   11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
                        --------------------------------------------------------
Form or Registration No.:
                          ------------------------------------------------------

Filing Party:
              ------------------------------------------------------------------
Date Filed:
            --------------------------------------------------------------------

[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]third-party tender offer subject to Rule 14d-1.

[_]issuer tender offer subject to Rule 13e-4.

[_]going-private transaction subject to Rule 13e-3.

[_]amendment to Schedule 13D under rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

                               ----------------

   This Tender Offer Statement on Schedule TO is filed by Abengoa, S.A., a company organized under the laws of Spain ("Abengoa"), and ASA Environment & Energy Holding AG, a company organized under the laws of Switzerland (the "Purchaser") and an indirect wholly owned subsidiary of Abengoa. This statement relates to the tender offer by the Purchaser to purchase any and all of the issued and outstanding shares of common stock, par value $.10 per share (the "Shares"), of High Plains Corporation, a Kansas corporation (the "Company") at a price of $5.6358 per Share, net to the seller in cash, less any required withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, copies of which are attached hereto as Exhibit (a)(1)(i) and
(a)(1)(ii), respectively.

Items 1 through 11.

   As permitted by General Instruction F to Schedule TO, the information set forth in the entire Offer to Purchase (including Schedules I, II and III attached thereto), is incorporated by reference into this Tender Offer Statement on Schedule TO.

Item 12. Exhibits.

 (a)(1)(i)   Offer to Purchase dated November 16, 2001.

 (a)(1)(ii)  Form of Letter of Transmittal.

 (a)(1)(iii) Form of Notice of Guaranteed Delivery.

 (a)(2)      None.

 (a)(3)      Not applicable.

 (a)(4)      Not applicable.

 (a)(5)(i)   Form of Letter to Brokers, Dealers, Commercial Banks, Trust
             Companies and other Nominees.

 (a)(5)(ii)  Form of Letter to Clients for use by Brokers, Dealers, Commercial
             Banks, Trust Companies and other Nominees.

 (a)(5)(iii) Guidelines for Certification of Taxpayer Identification Number on
             Substitute Form W-9.

 (a)(5)(iv)  Joint Press Release issued by Abengoa and the Company on November
             16, 2001.

 (a)(5)(v)   Summary Advertisement as published in the Wall Street Journal on
             November 16, 2001.

 (b)         None.

 (c)         Not applicable.

 (d)(1) Agreement and Plan of Merger dated as of November 1, 2001, by and among Abengoa, the Purchaser, Abengoa Biofuels Corp. and the
             Company (included as Schedule III to the Offer to Purchase).

 (d)(2) Confidentiality and Non-Disclosure Agreement dated August 30, 2001 between Abengoa and the Company.

 (e)         Not applicable.

 (f)         Section 17-6712 of the Kansas General Corporation Law (included as
             Schedule II to the Offer to Purchase).

 (g)         None.

 (h)         None.

Item 13. Information Required by Schedule 13E-3.

   Not applicable.

                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              ASA Environment & Energy Holding AG



                              By /s/ Joaquin Alarcon de la Lastra Romero
                                -----------------------------------------
                                Name: Joaquin Alarcon de la Lastra Romero
                                     Title: Power of Attorney

                              Abengoa, S.A.



                              By  /s/ Joaquin Coronado Galdos
                                -----------------------------------------
                                   Name: Joaquin Coronado Galdos
                                     Title: Power of Attorney

Dated: November 16, 2001

                                 EXHIBIT INDEX

   Exhibit
   Number                                Description
   -------                               -----------
 (a)(1)(i)   Offer to Purchase dated November 16, 2001.

 (a)(1)(ii)  Form of Letter of Transmittal.

 (a)(1)(iii) Form of Notice of Guaranteed Delivery.

 (a)(2)      None.

 (a)(3)      Not applicable.

 (a)(4)      Not applicable.

 (a)(5)(i)   Form of Letter to Brokers, Dealers, Commercial Banks, Trust
             Companies and other Nominees.

 (a)(5)(ii)  Form of Letter to Clients for use by Brokers, Dealers, Commercial
             Banks, Trust Companies and other Nominees.

 (a)(5)(iii) Guidelines for Certification of Taxpayer Identification Number on
             Substitute Form W-9.

 (a)(5)(iv)  Joint Press Release issued by Abengoa and the Company on November
             16, 2001.

 (a)(5)(v)   Summary Advertisement as published in the Wall Street Journal on
             November 16, 2001.

 (b)         None.

 (c)         Not applicable.

 (d)(1) Agreement and Plan of Merger dated as of November 1, 2001, by and among Abengoa, the Purchaser, Abengoa Biofuels Corp. and the
             Company (included as Schedule III to the Offer to Purchase).

 (d)(2) Confidentiality and Non-Disclosure Agreement dated August 30, 2001 between Abengoa and the Company.

 (e)         Not applicable.

 (f)         Section 17-6712 of the Kansas General Corporation Law (included as
             Schedule II to the Offer to Purchase).

 (g)         None.

 (h)         None.

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